August 23, 2016

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549
Re:	Mutual Fund & Variable Insurance Trust – Rational Iron Horse Fund, File No. 033-11905 – Request to Withdraw Registration Statement Filed on Form N-14/A

Ladies and Gentleman:

Mutual Fund & Variable Insurance Trust (the “Trust”) has determined that the Form N-14/A filed on its behalf on August 19, 2016 (SEC Accession No. 0001580642-16-010307) was incomplete, and that it is in the best interests of the Trust and the public that the filing be withdrawn. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the N-14/A be withdrawn.

If you have any questions, please contact Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew J. Davalla

Andrew J. Davalla